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Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	GAMCO Global Gold, Natural Resources & Income Trust

File Nos. 333-221337 & 811-21698

Ladies & Gentlemen:

On behalf of GAMCO Global Gold, Natural Resources & Income Trust (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”), and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $62,250.00 to cover the registration fee under the Securities Act has been paid.

Additionally, we reference our letter to David Orlic of your staff dated January 11, 2018, responding to comments on the original Registration Statement filing on November 3, 2017. Mr. Orlic requested a modification of the Fund’s response to Comment 11.b., and we note that the Registration Statement contains the following disclosure in response to Comment 11.b.: “If the Fund writes (sells) a credit default swap or credit default index swap, then the Fund will, during the term of the swap agreement, designate on its books and records in connection with such transaction liquid assets or cash with a value at least equal to the full notional amount of the contract.” Our understanding is that your staff has no further comments on the Registration Statement and the Fund expects to request acceleration of the effectiveness of the Registration Statement so that it may become effective on Monday, April 9, 2018.

***

Securities and Exchange Commission

April 5, 2018

If you have any questions or require any further information with respect to this Registration Statement, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/Kenneth E. Burdon

Kenneth E. Burdon